UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 10, 2016 titled “GeoPark reports results for the fourth quarter and year ended December 31, 2015”

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR

ENDED DECEMBER 31, 2015

SUCCESSFULLY NAVIGATING A STABLE GROWTH PATH FORWARD

Santiago, Chile – March 10, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru1 reports its consolidated financial results for the three-month period ended December 31, 2015 (“Fourth Quarter” or “4Q2015”) and its audited annual results for 2015.

A conference call to discuss 4Q2015 results will be held on March 11, 2016 at 10 am Eastern Standard Time.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified.

FOURTH QUARTER AND FULL YEAR 2015 HIGHLIGHTS

Operational:

•	Record oil and gas production in 4Q2015:

o	Consolidated production up 15% to 23,062 boepd (up 20% compared to 3Q2015)

o	Oil production up 19% to 17,123 bopd (up 16% compared to 3Q2015)

o	Gas production up 6% to 35.6 mmcfpd (up 31% compared to 3Q2015)

o	Average 2015 consolidated production of 20,367 boepd

o	Colombian Llanos 34 Block (GeoPark operated with 45% WI) gross average production up 59% to 32,000 bopd (up 21% compared to 3Q2015)

•	Record oil and gas reserves in 2015:

o	Total net proven developed producing reserves2 (“PDP”) up 25% to 17.3 mmboe with a PDP reserve replacement index (“RRI”) of 150%

o	Total net proven reserves[2] (“P1”) increased by 19% to 52.3 mmboe and, including Peru, to 71.1 mmboe with a RRI of 211% and a P1 reserve life index (“RLI”) of 9.6 years

o	Total net proven and probable reserves[2] (“2P”) up 3% to 95.1 mmboe and, including Peru, to 125.3 mmboe with a RRI of 141% and a 2P RLI of 16.9 years

•	Total certified P1 and 2P reserves net present value after tax (“NPV10”) of $891 million and $1.65 billion, respectively

•	Total audited exploration resources of 0.8-1.5 billion boe in proven hydrocarbon basins

____________________________

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval

2 Refers to PRMS reserves certified by D&M and including our pending transaction in Peru, unless otherwise specified

1

Financial:

•	Strong cash availability and liquidity position with up to $230 million in available funds, consisting of $82.7 million of cash (at the end of 4Q2015), up to $100 million from an offtake prepayment agreement with Trafigura and approximately $37 million in uncommitted credit lines

•	Reduced revenues, Adjusted EBITDA and earnings from a 47% decline in realized oil and gas prices and an increase in non-cash impairments:

o	Consolidated revenues down 44% to $45.4 million / Full year 2015 revenues of $209.7 million

o	Adjusted EBITDA down 61% to $10.6 million / Full year 2015 Adjusted EBITDA of $73.8 million

o	Net loss of $201.5 million / Full year 2015 net loss of $284.6 million (impacted by $179.7 million of impairments and write-offs that represent non-cash accounting adjustments)

•	Effective and ongoing cost savings and capital investment reductions:

o	Capital expenditures of $6.6 million / Full year 2015 capital expenditures of $48.8 million representing a 79% reduction from 2014

o	Production and Operating Costs reduction in 4Q2015 of 33% / Full Year reduction of 34%

o	Administrative Expenses (G&A) reduction in 4Q2015 of 7% / Full Year reduction of 18%

o	Cash Costs per boe reduction in 4Q2015 of 38% / Full Year reduction of 38%

Strategic/New Business:

•	Entered into offtake and up to $100 million prepayment agreement with Trafigura to improve crude oil sale prices and netbacks, reduce transportation costs and operational risks, and strengthen GeoPark’s balance sheet

•	As part of long term effort to build an upstream platform in Mexico, GeoPark participated with its new strategic partner, Grupo Alfa, in the Mexican Bid Round 1.3 for onshore projects, with no blocks awarded

James F. Park, Chief Executive Officer of GeoPark, said: "During a turbulent year when oil prices continued to plummet, our strong and growing operational results during the fourth quarter, and throughout the year, demonstrated the underlying quality of GeoPark's assets, our agility and financial discipline, and the focus and experience of our team. This is the backbone that has allowed GeoPark to grow from scratch, meet and overcome challenges, and achieve a reliable ten-year performance track record. It is the mix that is successfully carrying us through the current industry downturn and positioning us for accelerated growth during any oil price strengthening. We have used the downturn to beat-down costs, wring out inefficiencies, improve the organization, introduce innovations, increase flexibility, re-prioritize the portfolio, and permanently adapt to thrive in a world of lower oil prices. Our risk-balanced, multi-country asset platform, and the reputation of our team in the region, also give us first-mover advantage in the hunt for and acquisition of new attractively-valued projects. We are excited and motivated by the enduring business we have built, the big opportunities in our industry today, and the important year ahead."

2

OIL AND GAS RESERVES UPDATE

Oil and Gas Reserves: GeoPark consolidated 2P reserves (in Colombia, Chile and Brazil) increased by 3% in 2015 to 95.1 mmboe compared to 2014 and, including Peru, to 125.3 mmboe. The increase in reserves mainly results from new discoveries in the Llanos 34 Block (GeoPark operated with 45% WI) in Colombia, partially offset by 2015 production and reductions of reserves in Chile as a result of low oil prices and technical revisions. Total consolidated certified 2P and 3P reserves NPV10 in Colombia, Chile, Brazil and Peru, amounted to $1.65 billion and $2.9 billion, respectively.

2P RLI in Colombia, Chile and Brazil equaled 12.9 years and, including Peru, equaled 16.9 years. For each boe produced in 2015, 1.4 boe of 2P reserves were added with a 2P RRI of 141%.

P1 RLI in Colombia, Chile and Brazil equaled 7.1 years and, including Peru, 9.6 years. For each boe produced in 2015, 2.1 boe of P1 reserves were added with a P1 RRI of 211%.

PDP reserves in Colombia, Chile and Brazil increased 25% (3.5 mmboe) to 17.3 mmboe. For each boe produced in 2015, 1.5 boe of PDP reserves were added with a PDP RRI of 150%.

CONSOLIDATED OPERATING PERFORMANCE

The table below sets forth key performance indicators for 4Q2015 compared to those of 4Q2014:

Key Indicators	4Q2015	4Q2014	% Chg.
Oil production[a] (bopd)	17,123	14,364	19%
Gas production (mcfpd)	35,636	33,718	6%
Average net production (boepd)	23,062	19,984	15%
Brent Oil Price ($ per bbl)	45.0	77.0	-42%
Combined price ($ per boe)	23.5	44.3	-47%
⁻ Oil ($ per bbl)	23.6	55.2	-57%
⁻ Gas ($ per mcf)	4.3	5.4	-20%
Net Oil Revenues ($ million)	33.1	68.3	-52%
Net Gas Revenues ($ million)	12.3	12.5	-2%
Net Revenues ($ million)	45.4	80.8	-44%
Production & Operating Costs[b] ($ million)	-22.2	-33.0	-33%
G&G, G&Ac and Selling Costs ($ million)	-15.8	-17.7	-11%
Adjusted EBITDA ($ million)	10.6	27.4	-61%
Adjusted EBITDA per boe ($)	5.5	15.0	-63%
Operating Netback per boe ($)	11.2	24.3	-54%
Profit (loss) for the period ($ million)	-201.5	-33.7	-
Capital Expenditures during quarter ($ million)	6.6	68.8	-90%
Cash Position at year-end ($ million)	82.7	127.7	-35%
Short-Term Debt at year-end ($ million)	35.4	27.2	30%
Long-Term Debt at year-end ($ million)	343.2	342.4	0%
a)	Includes royalties paid in kind in Colombia for 776 bopd approximately in 4Q2015. No royalties were paid in kind in Chile and Brazil operations.

b)	Production and Operating costs include operating costs and royalties paid in cash.

c)	G&A includes $3.2 million of (non-cash) share based payments that are excluded from Adjusted EBITDA calculation.

3

Production: Consolidated production increased by 15% reaching a record production of 23,062 boepd in 4Q2015, compared to 19,984 boepd in 4Q2014.

•	Colombia: Average net oil and gas production in Colombia increased by 34% to 15,510 boepd in 4Q2015 mainly resulting from new oil field discoveries, development drilling and reengineering of well completions and operations

•	Chile: Average net oil and gas production in Chile decreased by 16% to 4,006 boepd in 4Q2015 (up 25% compared to 3Q2015). The decrease consisted of 39% lower oil production and 13% lower gas production and was mainly the result of natural decline in base production and no drilling activity during 2015. Gas production was increased by 56% compared to 3Q2015 as a result of the put on production of the Ache gas field at the end of 3Q2015

•	Brazil: Average net oil and gas production increased by 1% to 3,546 boepd in 4Q2015, primarily attributed to the start-up of the new Manati gas field compression plant to stabilize production and develop the remaining Manati gas reserves (non-operated with 10% WI)

Reference and Realized Oil Prices: Consolidated realized oil sales price averaged $23.6 per barrel in 4Q2015, representing a $21.4 discount from the average Brent crude prices of $45 per barrel. Commercial efforts are underway to improve realized oil prices and reduce discounts, including negotiations in Chile and the new Trafigura offtake agreement in Colombia.

•	Colombia: Realized oil price was $22.2 per barrel. Vasconia, the Company’s reference price in Colombia, averaged $38 per barrel during 4Q2015. Discounts include commercial costs related to oil quality, marketing fees and transportation costs (approximately $16 per barrel) related to sales made at wellhead

•	Chile: Realized oil price was $33.5 per barrel in 4Q2015 (representing a $11.5 per barrel discount from Brent)

The table below sets forth break-down of reference and net realized oil prices in Colombia and Chile in 4Q2015:

Realized Oil Prices 4Q2015 ($ per bbl)	Colombia	Chile
Brent Oil Price	45.0	45.0
Vasconia Differential	(7.0)	-
Commercial Discounts	(15.8)	(11.5)
Realized Oil Price	22.2	33.5
Weight on Sales Mix	89%	11%

Net Revenues: Consolidated net revenues decreased by 44% to $45.4 million in 4Q2015, compared to $80.8 million in 4Q2014, mainly driven by lower oil and gas prices.

Consolidated Oil Revenues: Consolidated oil revenues decreased by 52% to $33.1 million in 4Q2015 mainly explained by a 57% decrease in realized oil prices. Oil revenues represent 73% of total net revenues as compared to 85% in 4Q2014.

•	Colombia: In 4Q2015, oil revenues decreased by 46% to $27.7 million mainly due to lower oil prices. Realized oil prices decreased by 57% to $22.2 per barrel and oil deliveries increased by 16% to 1.3 million barrels. The decrease in realized prices was higher than the decrease in reference prices due to more volumes sold at well-head. During 2015 the Company made effective a change in sales mix: 77% of sales volumes were made at the well-head, compared to approximately 45% in 4Q2014. Well-head sales imply lower realized prices but also lower selling expense

Colombian earn-out payments (deducted from Colombian oil revenues) decreased by 82% to $1.3 million in 4Q2015, compared to $7.2 million in 4Q2014, mainly due to the decline in oil prices

4

•	Chile: In 4Q2015, oil revenues decreased by 69% to $5.1 million due to lower production and lower prices. Realized oil prices decreased 53% to $33.5 per barrel in line with decreased Brent prices. Deliveries decreased by 37% to 0.15 million barrels due to lower production resulting from the natural decline of the fields and no new wells drilled during the year

Consolidated Gas Revenues: Consolidated gas revenues remained stable and amounted to $12.3 million in 4Q2015 compared to $12.5 million in 4Q2014.

•	Chile: In 4Q2015, gas revenues increased by 4% to $5.0 million mainly due to increased production, partially offset by lower prices. Gas deliveries increased by 11% and amounted to 1,092 mmcf (0.18 mmboe) mainly resulting from the start-up of the Ache gas field. Gas prices decreased by 6% to $4.6 per mcf ($27.6 per boe) in 4Q2015, resulting from lower international methanol prices that affected the gas price for a portion of the Fell Block gas production

•	Brazil: In 4Q2015, gas revenues slightly decreased by 4% to $7.3 million mainly due to lower prices. Gas prices, net of taxes, decreased to $4.1 per mcf ($24.6 per boe), largely generated by the depreciation of the local currency. Gas deliveries slightly decreased by 3% and amounted to 1,800 mmcf (0.3 mmboe)

Production and operating costs: Consolidated production and operating costs decreased by 33% to $22.2 million in 4Q2015, representing savings of $7.1 per barrel.

Consolidated operating costs: Consolidated operating costs (excluding royalties) decreased by 31% to $19.5 million in 4Q2015, compared to $28.4 million in 4Q2014, due to cost reduction initiatives and the impact of the depreciation of the local currencies against the US Dollar, even in consideration of the 15% increase in oil and gas production during the quarter. These factors resulted in reduced well maintenance, consumables, transportation, equipment rental, field camp, staff and other operating costs.

•	Colombia: Operating costs decreased by 39% to $11.8 million in 4Q2015. Operating costs per boe decreased by 48% to $9.0 per boe mainly due to cost reduction initiatives, the impact of the depreciation of the Colombian Peso and improved fixed cost absorption from increased production

•	Chile: Operating costs decreased by 25% to $5.9 million in 4Q2015. Operating costs per boe decreased by 10% to $18.5 per boe due to cost reduction initiatives and the impact of the depreciation of the Chilean Peso, partially offset by the impact on fixed costs from lower production

•	Brazil: As expected, operating costs increased by 11% to $1.7 million mainly due to the impact of higher operating expenses resulting from the start-up of the compression plant in the Manati Field, partially offset by the depreciation of the Brazilian Real. Operating costs per boe increased by 15% to $5.7 per boe

Consolidated Royalties: Consolidated royalties paid in cash (reported in production and operating costs) amounted to $2.7 million in 4Q2015, compared to $4.6 million in 4Q2014, representing 5.9% of total net revenues in 4Q2015 and 5.7% in 4Q2014. The increase in royalties, as a percentage of sales, is mainly due to the Tua and Tigana fields in the Llanos 34 Block (GeoPark operated with 45% WI) in Colombia becoming subject to higher royalties in 2015 after surpassing the production threshold of 5 million barrels of oil.

Selling Expenses: Consolidated selling expenses decreased by 50% to $1.4 million in 4Q2015 compared to $2.8 million in 4Q2014, mainly as the result of lower selling expenses in Colombia and certain reclassifications in the Brazilian Operations.

•	Colombia: Selling expenses decreased by 81% to $1.0 million in 4Q2015 resulting from lower transportation costs per boe due to a change in the commercialization mix increasing sales at well-head in 4Q2015, compared to 4Q2014

•	Chile: Selling expenses decreased by 28% to $0.3 million in 4Q2015 resulting from lower sales and production in 4Q2015, compared to 4Q2014

Administrative Expenses (G&A): Consolidated administrative expenses decreased by 7% to $10.2 million in 4Q2015 compared to $11.0 million in 4Q2014 mainly due to continuing financial discipline and cost reduction initiatives impacting consultant fees, office expenses, directors fees, share based payments and

5

other G&A costs. The G&A cost reduction was achieved despite new start-up costs related to the Company’s operations in Peru and lower overhead collected from joint venture partners due to lower capital expenditure.

Adjusted EBITDA: Consolidated Adjusted EBITDA3 decreased by 61% to $10.6 million in 4Q2015 compared to $27.4 million in 4Q2014, mainly caused by the 44% decrease in revenues resulting from lower international oil prices, which was partially offset by a 35% reduction in cash costs (including production and operating costs, G&A and selling expenses).

Adjusted EBITDA per boe decreased by 63% to $5.5 per boe, in 4Q2015, compared to $15.0 per boe in 4Q2014.

•	Colombia: Adjusted EBITDA decreased 56% to $9.2 million in 4Q2015 compared to $20.7 million in 4Q2014, mainly due to the decline in realized oil prices and increased royalties, partially offset by lower operating and selling costs. Adjusted EBITDA per boe decreased by 62% to $7.0 per boe in 4Q2015, mainly due to lower oil prices, partially offset by lower operating costs and selling expenses per boe resulting from increased efficiency and the depreciation of the Colombian Peso

•	Chile: Adjusted EBITDA was $0.9 million in 4Q2015, compared to $3.0 million in 4Q2014, mainly due to lower production and the impact of lower oil and gas prices, partially offset by lower operating and production costs and G&A expenses. Adjusted EBITDA per boe of $2.6, as compared to $7.4 in 4Q2014

•	Brazil: Adjusted EBITDA decreased 44% to $4.1 million in 4Q2015 compared to $7.3 million in 4Q2014, mainly due to lower revenues resulting from lower realized prices due to the depreciation of the Brazilian Real against the US Dollar and higher operating costs related to costs associated with the compression plant that started in 3Q2015. Adjusted EBITDA per boe decreased by 42% to $13.6 in 4Q2015 compared to $23.5 in 4Q2014

•	Peru, Argentina and Corporate: Adjusted EBITDA amounted to $3.6 million loss in 4Q2015 compared to $3.5 million loss in 4Q2014

Depreciation: Consolidated depreciation charges increased by 13% to $31.2 million in 4Q2015, compared to $27.7 million in 4Q2014, mainly due to higher production during the quarter and higher depreciation costs per boe in Chile and stable depreciation costs per boe in Colombia and Brazil.

Write-off of Unsuccessful Efforts: Consolidated write-off of unsuccessful effort charges amounted to $26.4 million in 4Q2015, compared to $21.8 million in 4Q2014. Charges expensed in 4Q2015 include the write-off of capitalized seismic studies and two exploratory wells (drilled in previous years) in Tierra del Fuego Blocks in Chile.

Impairment of Non-Financial Assets: Consolidated non-cash impairment of non-financial assets amounted to $149.6 million in 4Q2015 ($104.5 million recorded in Chile and $45.1 million in Colombia) compared to $9.4 million in 4Q2014 (100% in Colombia), resulting from the continuing low oil price environment. A non-cash impairment loss is recognized for the amount by which an asset’s carrying amount exceeds its recoverable amount.

____________________________

3 See “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax and Adjusted EBITDA per Boe” included in this press release.

6

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Costs: Net financial costs increased by 26% to $9.6 million in 4Q2015, compared to $7.6 million in 4Q2014 mainly from the impact of lower capitalized interest costs and the increase of other financial costs.

Foreign Exchange Gain/Loss: Net foreign exchange charges amounted to a $10.9 million gain in 4Q2015 compared to $11.5 million loss in 4Q2014, mainly related to the impact of the appreciation and depreciation, respectively, of the Brazilian Real over US Dollar-denominated net debt incurred at the local subsidiary level, where the functional currency is the Brazilian Real.

Income Tax Benefit/Loss: Income tax amounted to a $2.0 million loss in 4Q2015 as compared to a $17.8 million gain in 4Q2014. Income taxes in 4Q2015 were negatively affected by non-recoverable tax loss carry-forwards amounting to $15.5 million with an impact on Chilean operations.

Profit/Loss: Losses for the period amounted to $201.5 million in 4Q2015 compared to $33.7 million in 4Q2014, mainly due to lower revenues resulting from lower realized prices and higher non-cash impairment of non-financial assets, partially offset by lower Production and Operating costs, G&A and Selling expenses.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $82.7 million as of December 31, 2015. Year-end 2014 cash and cash equivalents amounted to $127.7 million, the difference primarily being (i) cash used in investing activities during 2015 amounting to $48.8 million and (ii) $18.0 million of net funds used in financing activities, and (iii) previous two components partially offset by cash generation from operating activities that amounted to $25.9 million.

Total Assets: Total assets amounted to $703.8 million as of December 31, 2015 compared to $1,039 million as of December 31, 2014. The decrease is mainly due to lower PP&E assets derived from non-cash impairment charges and write-offs of non-financial assets and depreciation charges during 2015 as well as lower cash and cash equivalents as explained in the paragraphs above.

Financial Debt: Total financial debt (net of debt issuance costs) amounted to $378.7 million, including mainly the $300 million 2020 Bond and the credit facility denominated in Reais in Brazil for the acquisition of an interest in the Brazilian Manati Field amounting to $70.4 million.

Equity: Equity reached $200.2 million and included non-controlling interests of $53.5 million related to LG International’s participation in the Chilean and Colombian operations. (LG International Corp., the Korean conglomerate, holds a 20% equity interest in GeoPark’s Colombian operations, a 20% equity interest in the Fell Block and a 31% equity interest in the Tierra del Fuego blocks in Chile). Equity as of December 31, 2015 decreased by $278.9 million since December 31, 2014 mainly because of the $284.6 million loss in the year ended December 31, 2015, partially offset by share-based payment charges amounting to $8.2 million.

7

FINANCIAL RATIOS (*)

Amounts in $ million
Year / Period	Financial Debt	Cash Position	Gross Debt / LTM Adj. EBITDA	Interest Coverage

FY2014 (**)	370.0	127.7	1.7x	7.5x
1Q2015	363.4	91.4	1.9x	6.3x
2Q2015	370.4	105.3	2.6x	4.7x
3Q2015	364.6	90.4	4.0x	2.9x
FY2015	378.7	82.7	5.1x	2.4x

(*)  Based on trailing 12 months financial results.

(**) Considers Adjusted EBITDA generated by the acquired interest in the Brazilian Manati Field only since 2Q2014.

GeoPark’s consolidated financial incurrence test covenants included in the 2020 Bond Indenture are:

•	A leverage Ratio, defined as Gross Debt to Adjusted EBITDA, lower than 2.5x from 2015 onwards; and

•	An interest Coverage Ratio, defined as Adjusted EBITDA divided by Interest Expenses, above 3.5x.

As stated in the table above, as of December 31, 2015 the Company’s Leverage Ratio was above the 2.5 times threshold included in the 2020 Bond Indenture and in addition, the Interest Coverage Ratio was below the 3.5 times threshold included in the 2020 Bond Indenture. These ratios were impacted by the current low oil price environment. Failure to comply with the incurrence test ratios does not trigger by itself an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing other specific corporate actions including but not limited to dividend payments, restricted payments, and others.

OTHER NEWS / RECENT EVENTS

OFFTAKE AND $100 MILLION PREPAYMENT AGREEMENT WITH TRAFIGURA

In December 2015, GeoPark entered into an offtake and prepayment agreement with Trafigura. The offtake agreement provides for GeoPark to sell and deliver to Trafigura a portion of GeoPark’s Colombian crude oil production and will benefit GeoPark by (i) improving crude oil sales prices; (ii) improving operating netbacks by reducing transportation costs; (iii) simplifying logistics and reducing risks; and (iv) improving working capital. Pricing will be determined at future spot market prices, net of transportation costs.

As part of the transaction, GeoPark and Trafigura have also entered into an agreement that provides GeoPark access to funding up to $100 million, subject to applicable volumes corresponding to the terms of the agreement, in the form of prepaid future oil sales. The prepayment agreement will provide GeoPark with immediately accessible liquidity that will further strengthen GeoPark’s balance sheet and expand existing cash and cash equivalents up to $182.7 million. GeoPark’s 4Q2015 cash position was $82.7 million.

As of the date of this press release, GeoPark has not drawn any amounts for prepaid sales under the current agreement.

8

CONFERENCE CALL INFORMATION

GeoPark will host its Fourth Quarter 2015 Financial Results conference call and webcast on Friday, March 11, 2016, at 10:00 a.m. Eastern Standard Time.

Chief Executive Officer, James F. Park, Chief Financial Officer, Andrés Ocampo, and Chief Operating Officer, Augusto Zubillaga, will discuss GeoPark's financial results for 4Q2015, with a question and answer session immediately following.

Interested parties can access the conference call by dialing the following number from outside the United States: +1 920-663-6208. From within the United States, interested parties can access the call by dialing 866-547-1509 (Passcode: 60943298). To listen to the webcast, please visit the Investor Support section of the Company’s website (www.geo-park.com).

For further information please contact: INVESTORS:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600 Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com
MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

9

ANALYSIS INFORMATION BY BUSINESS SEGMENT

Colombia	4Q2015	4Q2014	% Chg.
Oil production (bopd)	15,414	11,550	33%
Gas production (mcfpd)	572	390	37%
Average net production (boepd)	15,510	11,615	34%
Oil price ($ per bbl)	22.2	52.0	-57%
Net oil Revenues ($ million)	27.7	51.1	-46%
Production and Operating Costs* ($ million)	-13.4	-22.1	-39%
Adjusted EBITDA ($ million)	9.2	20.7	-56%
Adjusted EBITDA per boe ($)	7.0	18.5	-62%
Operating Netback per boe ($)	8.9	21.6	-59%

Chile	4Q2015	4Q2014	% Chg.
Oil production (bopd)	1,659	2,709	-39%
Gas production (mcfpd)	14,085	12,492	13%
Average net production (boepd)	4,006	4,791	-16%
Combined price ($ per boe)	30.3	52.9	-43%
⁻ Oil ($ per bbl)	33.5	72.0	-53%
⁻ Gas ($ per mcf)	4.6	4.0	15%
Net Oil Revenues ($ million)	5.1	16.8	-69%
Net Gas Revenues ($ million)	5.0	4.8	4%
Net Revenues ($ million)	10.2	21.6	-53%
Production and Operating Costs* ($ million)	-6.3	-9.4	-33%
Adjusted EBITDA ($ million)	0.9	3.0	-70%
Adjusted EBITDA per boe ($)	2.6	7.4	-65%
Operating Netback per boe ($)	11.2	28.8	-61%

Brazil	4Q2015	4Q2014	% Chg.
Oil production (bopd)	50	52	-4%
Gas production (mcfpd)	20,979	20,754	1%
Average net production (boepd)	3,546	3,511	1%
Gas Price ($ per mcf)	4.1	5.8	-29%
Net Revenues ($ million)	7.5	8.0	-6%
Production and Operating Costs* ($ million)	-2.5	-2.4	4%
Adjusted EBITDA ($ million)	4.1	7.3	-44%
Adjusted EBITDA per boe ($)	13.6	23.5	-42%
Operating Netback per boe ($)	16.8	27.4	-39%

* Production and Operating costs include operating costs and royalties paid in cash.

10

FULL YEAR 2015

The table below sets forth some key performance indicators for 2015 compared with 2014. Figures corresponding to 2014 include information relating to the acquired interest in the Brazilian Manati Field completed on March 31, 2014. As from that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations.

Key Indicators	FY2015	FY2014	% Chg.
Oil production (bopd)	15,119	14,541	4%
Gas production (mcfpd)	31,488	30,677	3%
Average net production (boepd)	20,367	19,653	4%
Combined price ($ per boe)	30.0	64.4	-53%
⁻ Oil ($ per bbl)	32.1	77.5	-59%
⁻ Gas ($ per mcf)	4.6	6.4	-28%
Net Oil Revenues ($ million)	162.6	367.1	-56%
Net Gas Revenues ($ million)	47.1	61.6	-24%
Net Revenues ($ million)	209.7	428.7	-51%
Production & Operating Costs* ($ million)	-86.7	-131.4	-34%
G&G, G&A, & Selling ($ million)	-56.5	-83.3	-32%
Adjusted EBITDA ($ million)	73.8	220.1	-66%
Adjusted EBITDA per boe ($)	10.5	33.0	-68%
Operating Netback per boe ($)	16.9	41.2	-59%
Profit (loss) for the period ($ million)	-284.6	15.9	-

* Production and Operating Costs include operating costs and royalties paid in cash.

11

CONSOLIDATED STATEMENT OF INCOME

(Quarterly information unaudited)

(In millions of $)	4Q2015	4Q2014	FY2015	FY2014
NET REVENUES
Sale of crude oil	33.1	68.3	162.6	367.1
Sale of gas	12.3	12.5	47.1	61.6
TOTAL NET REVENUES	45.4	80.8	209.7	428.7
Production and operating costs	-22.2	-33.0	-86.7	-131.4
Geological and Geophysical expenses	-4.2	-4.0	-13.8	-13.0
Administrative expenses	-10.2	-11.0	-37.5	-45.9
Selling expenses	-1.4	-2.8	-5.2	-24.4
Depreciation	-31.2	-27.7	-105.6	-100.5
Write-off of unsuccessful efforts	-26.4	-21.8	-30.1	-30.4
Impairment loss for non-financial assets	-149.6	-9.4	-149.6	-9.4
Other operating	-1.1	-3.4	-13.7	-1.8
OPERATING PROFIT (LOSS)	-200.9	-32.4	-232.5	71.8

Financial costs, net	-9.6	-7.6	-35.7	-27.6
Foreign Exchange Gain (Loss)	10.9	-11.5	-33.5	-23.1
PROFIT (LOSS) BEFORE INCOME TAX	-199.5	-51.5	-301.6	21.1

Income tax	-2.0	17.8	17.1	-5.2
PROFIT (LOSS) FOR THE PERIOD	-201.5	-33.7	-284.6	15.9
Non-controlling interest	-43.8	-4.6	-50.5	8.1
ATTRIBUTABLE TO OWNERS OF GEOPARK	-157.6	-29.1	-234.0	7.8

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT (LOSS) BEFORE INCOME TAX

AND ADJUSTED EBITDA PER BOE

(Quarterly information unaudited)

	4Q2015	4Q2014	FY2015	FY2014
Adjusted EBITDA	10.6	27.4	73.8	220.1
Depreciation	-31.3	-27.1	-105.6	-100.5
Share Based Payments	-3.7	-0.4	-8.2	-8.4
Impairment and write-off	-176.0	-31.2	-179.7	-39.8
Others	-0.5	-0.6	-12.8	0.5
OPERATING PROFIT (LOSS)	-200.9	-32.6	-232.5	71.8
Financial costs, net	-9.6	-7.5	-35.7	-27.6
Foreign Exchange Losses, net	-10.9	-11.5	-33.5	-23.1
PROFIT (LOSS) BEFORE INCOME TAX	-199.5	-51.7	-301.6	21.1

Adjusted EBITDA	10.6	27.4	73.8	220.1
Total deliveries (in millions of boe)	1.9	1.8	7.0	6.7
Adjusted EBITDA per boe	5.5	15.0	10.5	33.0

12

CONSOLIDATED SUMMARIZED BALANCE SHEET

	Dec'15	Dec '14

Non Current Assets
Property, Plant and Equipment	522.6	790.8
Other Non Current Assets	49.4	47.8
Total Non Current Assets	572.0	838.5

Current Assets
Inventories	4.3	8.5
Trade Receivables	13.5	36.9
Other Current Assets	31.3	27.5
Cash at bank and in hand	82.7	127.7
Total Current Assets	131.8	200.6

Total Assets	703.8	1,039.1

Equity
Equity attributable to owners of GeoPark	146.7	375.6
Non-controlling interest	53.5	103.6
Total Equity	200.2	479.1

Non Current Liabilities
Borrowings	343.2	342.4
Other Non Current Liabilities	79.0	93.6
Total Non Current Liabilities	422.2	436.0

Current Liabilities
Borrowings	35.4	27.2
Other Current Liabilities	46.0	96.8
Total Current Liabilities	81.4	124.0

Total Liabilities and Equity	703.8	1,039.1

13

SELECTED HISTORICAL OPERATIONAL AND FINANCIAL DATA

		Year ended December 31,
	2015	2014	2013	2012	2011
Oil Reserves (2P PRMS) - mmboe	62.6	56.3	33.9	27.8	16.9
Gas Reserves (2P PRMS) - mmboe	32.5	35.8	27.7	29.1	32.6
Combined Reserves (2P PRMS) - mmboe	95.1	92.1	61.6	56.9	49.5
Peru*	30.2	30.2	-	-	-
Total including Peru	125.3	122.3	-	-	-

Oil Production (thousand boepd)	15.1	14.5	11.1	7.5	2.5
Gas Production (thousand boepd)	5.3	5.1	2.4	3.8	5.1
Production (thousand boepd)	20.4	19.6	13.5	11.3	7.6

Oil Revenues ($ million )	163	367	315	222	74
Gas Revenues ($ million)	47	62	23	29	38
Total Revenues ($ million)	210	429	338	250	112

Adjusted EBITDA ($ million)	74	220	167	121	63

* Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval.

14

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Net revenues, less production costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

ANP	Agência Nacional do Petróleo, Brazil’s National Agency of Petroleum

ANH	Agencia Nacional de Hidrocarburos de Colombia
boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
EPS	Earnings per share
IPO	Initial Public Offering
mbbl	Thousand barrels of oil
mmbo	Million barrels of oil
mmboe	Million barrels of oil equivalent
mcfpd	Thousand cubic feet per day
mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

15

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2016 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, bargain purchase gain on acquisition of subsidiaries and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating

16

performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Prospective Resources are those quantities of petroleum that are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated “chance of discovery” and a “chance of development” (per PRMS). Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates, assuming their discovery and development, and may be sub-classified based on project maturity. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

The accuracy of any resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that postdate the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

Prospective resources include 220-597 mmboe related to the Estratos con Favrella unconventional shale oil in Chile (Fell Block) for which the range of the final oil recovery factor assumed by GeoPark’s management for the calculation above considers: High: 2%, and Mean: 1.35%. The audit did not cover the above recovery factors and only included an evaluation of original oil in place.

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: March 10, 2016